UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Arhaus, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04035M102

(CUSIP Number)

Suzanne Hanselman

Janet Spreen

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

Tel: (216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 04035M102	Page 2 of 9 Pages

(1)	Name of Reporting Persons: John P. Reed Trust dated 4/29/1985
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 42,096,271(1)(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 42,096,271(1)(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,096,271(1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.06%
(14)	Type of Reporting Person (See Instructions): OO

(1)

Represents (i) 1,000 shares of Class A common stock held by the John P. Reed Trust dated 4/29/1985, as amended, and (ii) 42,095,271 shares of Class B common stock held by the John P. Reed Trust dated 4/29/1985, as amended.

(2)

Each share of Class B common stock may be converted at any time into one share of Class A common stock. Additionally, each share of Class B common stock will convert automatically into one share of Class A common stock in certain circumstances, including the earliest to occur of (i) twelve months after the death or incapacity of John P. Reed, and (ii) the date upon which the then outstanding shares of Class B common stock first represent less than 10% of the voting power of the then outstanding shares of Class A common stock and Class B common stock.

Schedule 13D

CUSIP No. 04035M102	Page 3 of 9 Pages

(1)	Name of Reporting Persons: John P. Reed
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 45,089,359(1)(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 45,089,359(1)(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,089,359(1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 32.19%
(14)	Type of Reporting Person (See Instructions): IN

(1)

Represents (i) 10,000 shares of Class A common stock held by John P. Reed directly, (ii) 100 shares of Class A common stock held by Mr. Reed indirectly, as custodian for the benefit of a minor child, (iii) 1,000 shares of Class A common stock held by the John P. Reed Trust dated 4/29/1985, as amended, of which Mr. Reed is trustee (iii) 2,982,988 shares of Class B common stock held by Mr. Reed directly and (iv) 42,095,271 shares of Class B common stock held by the John P. Reed Trust dated 4/29/1985, as amended, of which Mr. Reed is trustee.

(2)

Each share of Class B common stock may be converted at any time into one share of Class A common stock. Additionally, each share of Class B common stock will convert automatically into one share of Class A common stock in certain circumstances, including the earliest to occur of (i) twelve months after the death or incapacity of John P. Reed, and (ii) the date upon which the then outstanding shares of Class B common stock first represent less than 10% of the voting power of the then outstanding shares of Class A common stock and Class B common stock.

Schedule 13D

CUSIP No. 04035M102	Page 4 of 9 Pages

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 15, 2021 (the “Schedule 13D”) by the John P. Reed Trust dated 4/29/1985, a trust formed under the laws of Ohio (“1985 Trust”), and John P. Reed (together with the 1985 Trust, the “Reporting Persons”), relating to the Class A common stock, par value $0.001 per share (the “Class A common stock”), of Arhaus, Inc., a Delaware corporation (the “Issuer”) and reporting beneficial ownership by the Reporting Persons of Class B common stock, par value $0.001, of the Issuer (the “Class B common stock”), which may be converted at any time into one share of Class A common stock. Additionally, each share of Class B common stock will convert automatically into one share of Class A common stock in certain circumstances, including the earliest to occur of (i) twelve months after the death or incapacity of John P. Reed, and (ii) the date upon which the then outstanding shares of Class B common stock first represent less than 10% of the voting power of the then outstanding shares of Class A common stock and Class B common stock.

On January 3, 2022, the 7,035,433 shares of Class B common stock held by The John P. Reed 2019 GRAT (the “2019 Trust”), of which Mr. Reed is trustee, were distributed to the 2018 Reed Dynasty Trust u/a/d December 24, 2018 (the “2018 Trust”), the holder of the residual interest in the 2019 Trust. In addition, since the filing of the Schedule 13D, the Reporting Persons have engaged in transactions in the Class A common stock and the Class B common stock of the Issuer.

This Amendment is being filed to provide or update the information regarding the beneficial ownership of Class A common stock and Class B common stock by the Reporting Persons. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

ITEM 1.	SECURITY AND ISSUER

There has been no material change to the information contained in Item 1 of the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

There has been no material change to the information contained in Item 2 of the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The shares of Class A common stock reported herein were acquired by the Reporting Persons with Mr. Reed’s personal funds. The total consideration paid for the 11,100 shares of the Class A common stock purchased by the Reporting Persons was $116,550.

Schedule 13D

CUSIP No. 04035M102	Page 5 of 9 Pages

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

The two-year term of the 2019 Trust expired on December 31, 2021 in accordance with the terms of the 2019 Trust agreement. On January 3, 2022, the 2019 Trust distributed the remaining trust property including the 7,035,433 shares of Class B common stock held by the 2019 Trust to the 2018 Trust as the holder of the residual interest for no consideration.

Since the filing of the Schedule 13D, the Reporting Persons have engaged in transactions in the Class A common stock and the Class B common stock of the Issuer, including those set forth in Item 5. These transactions include open market purchases of Class A common stock, the conversion of Class B common stock into Class A common stock and the transfer of Class A common stock for no consideration to certain employees of the Issuer in connection with the initial public offering of the Issuer.

Schedule 13D

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and supplemented as follows:

(a) and (b)

The Reporting Persons beneficially own shares of Class A common stock as follows:

Reporting Person	Amount Beneficially Owned	Percent of Class
John P. Reed Trust dated 4/29/1985 (1)	42,096,271	30.06%
John P. Reed (2)	45,089,359	32.19%

(1)

Represents (i) 1,000 shares of Class A common stock held by the John P. Reed Trust dated 4/29/1985, as amended, and (ii) 42,095,271 shares of Class B common stock held by the John P. Reed Trust dated 4/29/1985, as amended

(2)

Represents (i) 10,000 shares of Class A common stock held by John P. Reed directly, (ii) 100 shares of Class A common stock held by Mr. Reed indirectly, as custodian for the benefit of a minor child, (iii) 1,000 shares of Class A common stock held by the John P. Reed Trust dated 4/29/1985, as amended, of which Mr. Reed is trustee (iii) 2,982,988 shares of Class B common stock held by Mr. Reed directly and (iv) 42,095,271 shares of Class B common stock held by the John P. Reed Trust dated 4/29/1985, as amended, of which Mr. Reed is trustee.

The percentage ownership reported is based upon 140,063,217 outstanding shares of the Issuer’s Class A common stock reported in the prospectus supplement dated November 3, 2021, filed by the Issuer on November 5, 2021, assuming the conversion into Class A common stock of all outstanding Class B common stock.

(c)

As previously reported on Forms 4 filed with the Securities and Exchange Commission on December 15, 2021, December 21, 2021 and January 5, 2022, the Reporting Persons effected the following transactions in the past sixty days:

Date of Transaction	Amount of Securities Involved	Price Per Share	Nature of Transaction
December 10, 2021 (1)	10,000	$10.50	Open Market Purchase of Class A common stock
December 10, 2021 (2)	100	$10.50	Open Market Purchase of Class A common stock
December 10, 2021 (3)	1,000	$10.50	Open Market Purchase of Class A common stock
December 20, 2021 (4)	421,350	$0	Conversion of Class B common stock into Class A common stock
December 20, 2021 (4)	(421,350)	$0	Transfer of Class A common stock
January 3, 2022 (5)	(7,035,433)	$0	Distribution of Class B common stock

(1)	Purchased by John P. Reed in joint tenancy.
(2)	Purchased by John P. Reed as custodian for the benefit of a minor child.
(3)	Purchased by the John P. Reed Trust dated 4/29/1985, as amended, of which Mr. Reed is trustee.
(4)

In connection with the Issuer’s recent initial public offering, the John P. Reed Trust dated 4/29/1985, as amended, of which Mr. Reed is trustee, transferred shares to certain employees to recognize their contributions to the Issuer.

(5)	The 2019 Trust, of which Mr. Reed is trustee, distributed the remainder interest to the 2018 Trust.

Schedule 13D

CUSIP No. 04035M102	Page 7 of 9 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There has been no material change to the information contained in Item 6 of the Schedule 13D.

Schedule 13D

CUSIP No. 04035M102	Page 8 of 9 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1 Investor Rights Agreement, dated as of November 8, 2021 among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019 (incorporated by reference to Exhibit 7.1 to the Schedule 13D).

7.2 Registration Rights Agreement, dated as of November 8, 2021 among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., Starrett Family Trust, Dated 4-11-99, Norman S. Matthews, Gregory M. Bettinelli, John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019 (incorporated by reference to Exhibit 7.2 to the Schedule 13D).

7.3 Form of Lock-Up Agreement (incorporated by reference to Exhibit C of Exhibit 1.1 to the Issuer’s amended Form S-1 filed on October 27, 2021).

7.4 Joint Filing Agreement and Power of Attorney, dated November 15, 2021 (incorporated by reference to Exhibit 7.4 to the Schedule 13D).

Schedule 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of January 6, 2022

JOHN P. REED TRUST DATED 4/29/1985

By:	/s/ John P. Reed
John P. Reed, Trustee

By:	/s/ John P. Reed
John P. Reed